# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oportun Financial Corp, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 Circle Star Way, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-047490
Filed by CIK 0001657869

## Reporting persons
- McLaren Harbor, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CL VI Ventures Offshore, L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Castlelake VI GP, L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CASTLELAKE L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rory O'Neill: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Evan Carruthers: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Oportun Financial Corp
Address of issuer's principal executive offices: 1825 South Grant Street, Suite 850, San Mateo, California, 94402

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) McLaren Harbor, LLC, a Delaware limited liability company;
ii) CL VI Ventures Offshore, L.P., a Cayman Islands limited partnership;
iii) Castlelake VI GP, L.P., a Delaware limited partnership;
iv) Castlelake, L.P., a Delaware limited partnership;
v) Rory O'Neill, a citizen of the United States of America; and
vi) Evan Carruthers, a citizen of the United States of America.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 250 Nicollet Mall, Suite 900, Minneapolis, MN 55401.
Citizenship: See response to Item 2(a)

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 0% of Shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- McLaren Harbor, LLC: /s/ William Stephen Venable Jr, William Stephen Venable Jr, Vice President (08/14/2026)
- CL VI Ventures Offshore, L.P.: /s/ William Stephen Venable Jr, William Stephen Venable Jr, Vice President (08/14/2026)
- Castlelake VI GP, L.P.: /s/ William Stephen Venable Jr, William Stephen Venable Jr, Vice President (08/14/2026)
- CASTLELAKE L.P.: /s/ William Stephen Venable Jr, William Stephen Venable Jr, Vice President (08/14/2026)
- Rory O'Neill: /s/ Rory O'Neill, Rory O'Neill (08/14/2026)
- Evan Carruthers: /s/ Evan Carruthers, Evan Carruthers (08/14/2026)